Assured Guaranty Ltd.
1325 Avenue of the Americas, 18th Floor
New York, NY 10019
212-974-0100
www.assuredguaranty.com

October 6, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Assured Guaranty Ltd.
Form 10-K for the fiscal year ended December 31, 2005
Filed on March 2, 2006
File No. 001-32141

Dear Mr. Rosenberg:

This letter is submitted on behalf of Assured Guaranty Ltd. (“Assured”) in response to comments received from the Securities and Exchange Commission staff (“Staff”), in a letter dated July 25, 2006, with respect to Assured’s Form 10-K for the fiscal year ended December 31, 2005 filed on March 2, 2006 (“2005 Form 10-K”).

Assured appreciates the efforts of the Staff in this review process. Management shares the Staff’s objective of enhancing disclosures. In connection with responding to your comments, we acknowledge that Assured is responsible for the adequacy and accuracy of the disclosures in our filings; that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and that Assured may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

For reference purposes, the text of your July 25, 2006 letter has been reproduced in this letter with our response directly following the reproduced text. The section subheader and page number in each comment refers to Assured’s 2005 Form 10-K.

Securities and Exchange Commission Staff Comments:

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Premium Revenue Recognition, page 103

1.               Please tell us whether or not your method for recognizing installment premiums on a straight-line basis over the installment period achieves the same results as your method of recognizing upfront premiums; that is allocating the premiums in accordance with the principal amortization schedule and recognizing the premium ratably over the amortization period. If so, please provide us proposed disclosure to be included in your filing to make this clear. If not, please tell us why you recognize revenue differently for installment premiums.

Assured Response:

The method of recognizing premium earnings for upfront and installment policies results in premium earnings over the term of an insurance policy in proportion to the insurance protection provided. Both methods recognize premium earnings over the term of the insurance policy in relation to the principal amount guaranteed. By way of example, in the circumstance where the underlying obligation is in the form of a single maturity and assuming the same premium amount for each premium collection type, the upfront methodology and the installment methodology results are identical. However, for an insured obligation that does not have a single maturity, given the same underlying attributes of an insured obligation such as tenor (time to maturity), gross premium amount (regardless of the collection method), and debt amortization schedule, the timing of revenue recognition will differ for premiums collected upfront versus premiums collected in installments.

Assured, as a financial guaranty insurance company, utilizes insurance nomenclature in its financial statements, such as the terms: “premiums written,” “unearned premiums,” and “premiums earned.” Likewise, our accounting policies have developed over time by referencing insurance accounting literature, although the insurance accounting literature does not directly address financial guaranty insurance.

As stated in Note 2, Significant Accounting Polices — Premium Revenue Recognition page 103, premiums are received either upfront or in installments. Upfront premiums are earned in proportion to the expiration of the amount at risk. Installment premiums are earned on a straight-line basis over its installment period, generally one year or less.   Installment premiums are calculated based upon the principal outstanding at the installment payment date. For insured bonds for which the par value outstanding is declining during the insurance period, upfront premium earnings are greater in the earlier periods thus matching revenue recognition with the underlying risk. The premiums are allocated in accordance with the principal amortization schedule of the related bond issue and are earned ratably over the amortization period.

It should be recognized that amounts charged for an upfront policy will differ from that charged for an installment policy of an equivalent underlying credit rating, bond type and debt amortization schedule. The reason for this difference is the fact that Assured benefits from investment income on amounts received upfront, does not have to consider the possibility of nonpayment of premiums over the term of the policy, does not have to consider a possible refunding/call of the underlying obligation, and does not have to consider other uncertainties relating to the ultimate amount of premiums collected. These uncertainties may include variations in the amount of premium collected because the net par outstanding of the underlying obligation is paid faster or slower than expected, primarily due to collateral collections of an underlying asset-backed obligation. One other difference between the two collection methods is the timing of income and premium taxes due under each.

For policies where premiums are received upfront, such amounts are recorded as unearned premiums (a deferred revenue account) on the balance sheet at the time the deal is completed. The associated premium is earned over the life of the policy as stated in the accounting policy disclosures and reflected as premiums earned on the income statement. The basis for this accounting policy is the general guidance in FAS 60, paragraph 13, which states, in part, that “Premiums from short-duration contracts ordinarily shall be recognized as revenue over the period of the contract in proportion to the amount of insurance protection provided.”

For polices where premiums are collected in installments, Assured recognizes premiums earned over each installment period on a straight-line basis. This accounting policy results in a level percentage of premiums earned as compared to the par amount of the underlying obligation. Our accounting policy reflects the guidance provided in FAS 60, paragraph 13, noted above considering the uncertainties of the premium cash flows  (compared to no uncertainty with upfront premium collection) and general conceptual accounting guidance. In FASB Statement of Concepts No. 5 (“CON 5”),  paragraph 83, the general concept of revenue recognition is addressed, in part, as follows: “…recognition (of revenue and gains) involves consideration of two factors, (a) being realized or realizable and (b) being earned, with sometimes one and sometimes the other being the more important consideration.” The FASB describes precise meanings (in footnote 50) to the terms “realized” and “realizable” focusing on conversion or convertibility of noncash assets into cash or claims to cash. Staff Accounting Bulletin No. 104 on revenue recognition also references CON 5 paragraph 83 when describing the broad principles of revenue recognition, including terms “realized” and “realizable.”

In conclusion, the differing accounting policies appropriately consider the fact that no uncertainty exists with the ultimate payment of the premium for upfront policies. Furthermore, when applying current accounting policy, no revenue realizability concerns arise because the premium receivable and earned premium recognized, represent an amount that is contractually due at the next billing date. In an effort to improve disclosure and increase transparency, we propose adding the following disclosure to the next SEC filing Assured has after staff approval:

Premium earnings under both the upfront and installment revenue recognition methods are based upon principal amount guaranteed and therefore result in higher premium earnings during periods where guaranteed principal is higher. Premium earnings under both the upfront and installment revenue recognition methods are in proportion to the principal amount guaranteed and result in higher premium earnings during periods where guaranteed principal is higher.

It should be noted that the Financial Accounting Standards Board (“FASB”) has been considering a number of issues related to financial guaranty accounting. In connection with this project, Assured and other members of the financial guaranty insurance community have been discussing financial reporting issues with the FASB staff. One of the specific areas being discussed is revenue recognition. The disclosures related to revenue recognition are included in our December 31, 2005 Form 10-K in; Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operation- Critical Accounting estimates, Footnote 2 to the consolidated financial statements and Item 1A. Risk Factors. While not providing a complete listing of each individual accounting issue being addressed with the FASB staff, we believe the readers of our financial statements are appropriately informed of the scope of the FASB project and the potential for change in Assured’s financial statements. We are monitoring the FASB project closely and intend to provide additional disclosures when the FASB staff issues an exposure draft and final standard.

Please feel free to contact me at (212) 408.6066 should you require further information or have any questions.

Sincerely,

/s/ Robert B. Mills
Chief Financial Officer

Copy to:                     Dominic Frederico, Chief Executive Officer
James Michener, General Counsel

Joseph Roesler
Accounting Branch Chief
Securities and Exchange Commission

Dana Hartz
Staff Accountant
Securities and Exchange Commission

Edward Best, Esq., Mayer, Brown, Rowe & Maw LLP
Andrew Pinto, Partner, PricewaterhouseCoopers